Domestic Brands Inc.
Successor to Charles & Company
Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016	
Cash flows from operating activities:						
Net income (loss)	$	23,866	$	17,292	$	3,993
Changes in operating assets and liabilities:						
Accounts receivable		(3,751)		-		-
Inventory		(895)		(1,856)		-
Accounts payable and accrued liabilities		182		-		-
Net cash provided by operating activities		19,402		15,436		3,993
Cash flows from investing activities						
Purchase of machinery and equipment		(2,200)		-		-
Net cash used in investing activities		(2,200)		-		-
Cash flows from financing activities:						
Owner distributions		(23,607)		(15,453)		(10,969)
Capital contribution		193				
Proceeds from debt issuances		9,722		-		-
Net cash provided by financing activities		(13,692)		(15,453)		(10,969)
Net cash increase for period		3,510		(17)		(6,976)
Cash at beginning of period		7		24		7,000
Cash at end of period	$	3,517	$	7	$	24
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Income taxes	$	-	$	-	$	-
Interest	$	-	$	-	$	-